SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

COMPANHIA ABERTA

Centrais Elétricas Brasileiras S/A (“Companhia” ou “Eletrobras) hereby informs its shareholders and the market in general that, received the Official Letter nº 314/2017/CVM/SEP/GEA-1 from Comissão de Valores Mobiliários – CVM on September 15, 2017, requesting clarifications about news published by the journal Brasil 247 on September 15, 2017, under the title “Eletrobras employees denounce Lemann's invisible hand in privatization”, as transcribed at the end of this market announcement.

In compliance with the above-mentioned Official Letter, the Company clarifies the following:

1.   Eletrobras, as a minority shareholder of Companhia Enérgica do Maranhão SA - Cemar, controlled by Equatorial Energia SA, appointed Mr. Oscar Salomão as its representative on Cemar’s Board of Directors until April 2020. Eletrobras holds 33.55% of Cemar's capital.

2.   When Mr. Oscar Salomão took office at Cemar, he declared that he did not have any conflict of interest to take over the position at Cemar. In accordance with Law No. 6,404/76 and the Board of Directors' Representative of Eletrobras Companies Manual, Mr. Oscar Salomão should abstain from voting in any subject on Cemar’s Board of Directors that may constitute a conflict of interest.

3.   Regarding the work relationship between Mr. Oscar Salomão and Eletrobras, we inform that it has already been terminated.

4.   Eletrobras holding’s privatization process, until this moment, is not under Eletrobras’ responsibility, therefore, there was no involvement from Mr. Oscar Salomão. The former employee, Mr. Oscar Salomão, was involved in the privatization processes of the Eletrobras’ distribution companies and in the divestments of specific purpose companies (SPEs).

As stated above, it is verified that there was no material fact that needed to be disclosed as a Relevant Fact or a Market Announcement.

Rio de Janeiro, September 18, 2017.

Armando Casado de Araujo

CFO and Investor Relations Officer

MARKET ANNOUNCEMENT

Free Translation of the Official Letter nº 314/2017/CVM/SEP/GEA-1

“Subject: Request for clarification on news

Dear Officer,

1. In reference to the news published on 09.15.2017, in the journal Brasil 247, under the title “Eletrobras employees denounce Lemann's invisible hand in privatization”, follows a summary of certain statements:

“Eletrobras employees sent 247 material about the hidden agent of Eletrobras’ privatization that would be connected to Equatorial Energia, which has connections with the billionaire Jorge Paulo Lemann. Days ago, journalist Luis Nassif denounced Lemann's controversial participation in Eletrobras’ privatization, which would be the deal of the century.

Below, is the text about the hidden agent of privatization:

Eletrobras: Better late than never... the overdue resignation of Oscar Salomão

Tonight, September 14, 2017, Mr. Oscar Salomão Filho left his office on the 12th floor of the Eletrobras Building at Avenida Presidente Vargas. Oscar Salomão was a key man in many privatizations of the electric sector in the 90’s and in this decade (CEMAR, CTEEP, CELPA, CESP, AES, CELG-D see Linkedin below), and today he was Wilson Pinto, Eletrobras’ CEO, right-hand man. Oscar was also leading Eletrobras’ privatization until his exoneration along with several other assistants in commissioned positions. A judicial order from the 6th Labor Court of Brasilia, 10th Region, regarding the process 0762/2013, determined the exoneration of political nominees in commissioned positions, which took place on August 14, 2017. Right after, on August 21, Eletrobras appointed Mr. Oscar as CEO of Eletropar, a subsidiary of Eletrobras with less than 10 employees. This nomination has not been approved by MME yet, therefore, Oscar does not hold a post at Eletrobras.

Oscar did not want to waste time, so he kept on working even after his exoneration. He worked without receiving any salary, in an irregular and illegal condition, since he has no further connection with Eletrobras. And it's not a ordinary job, since he has access to the company’s strategic data and he is leading Eletrobras teams in meetings at BNDES regarding the privatization.

Yesterday, September 14, 2017, he was in a meeting with Dr. Lidiane Gonçalves, from the BNDES Privatization area. The president of Eletrobras, Mr. Wilson Pinto, assured Dr. Lidiane that Oscar was there as an employee of Eletropar. Although the nomination has taken place, Oscar's nomination has not yet materialized. The meeting occured normally, even though his nomination has not been confirmed in the official gazette and that Eletropar has no relation with Eletrobras’ privatization.

The Unions and Eletrobras’ Workers Association informed today, 09/14/2017, through this letter, that they have already denounced the irregular performance of Oscar for the Public Prosecutor's Office. They also plan to file a lawsuit to overturn all decisions made at meetings where Oscar was irregularly present.

MARKET ANNOUNCEMENT

Now, it is probable that Oscar will no longer play any role in Eletrobras’ privatization, since even if his indication to act as CEO of Eletropar  materializes, it would be very difficult for the companies to justify his continuity.

Oscar is conected to Equatorial Energia, he is currently a member of CEMAR’s board of directors. Equatorial has always had an interest in Eletrobras' distribution companies, particularly CEPISA, and has already publically expressed its interest in several SPEs in which Eletrobras has a participation.

[...]”.

2. In reference to the news stated above, we request a statement from the company regarding the highlighted statement accuracy and, if the information turn out to be true, we request clarification regarding the irregularlity in Oscar’s activities, his conection with Equatorial Energia and the possible impacts on Eletrobras’ privatization process, as well as, any comments about other information considered important about this subject.

3. In addition, as stated in CVM Instruction No. 358/2002, article 4, sole paragraph, the obligation to inquire of the company's management and controlling shareholders, as well as all other persons with access to relevant acts or facts, whether they are aware of information that must be disclosed to the market in order to ascertain whether they know information that should be disclosed to the market;

4. The answer should be submitted through the Empresa.NET System category: Market Announcement, type: Clarifications Inquiries CVM/BOVESPA, subject: Disclosed in the news media, which should include a transcript of this Official Letter.

5. The Superintendence of Corporate Relations will be responsible for, in the use of its legal attributions and, based on Law No. 6,385/1976, article 9, item II, and CVM Instruction No. 452/2007, the determination of the application of a fine, in the amount of R$ 1,000.00 (one thousand reais), without prejudice to other administrative sanctions, for failure to comply with the requirements of this official letter, sending exclusively by email, until 09/18/2017, notwithstanding the provisions of the sole paragraph of art. 6 of CVM Instruction 358/02.

Sincerely,”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 18, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.